EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the nine months ended December 31, 2012 should be read in conjunction with the December 31, 2012  Unaudited Condensed Consolidated Interim Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated February 12, 2013 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.levon.com.

NON-GAAP MEASURES

In this document “Loss before other items per Share, basic and diluted” and “Working capital” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations.  Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is an exploration stage public company listed on the Toronto Stock Exchange (“TSX”) under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. Levon commenced trading on the Toronto Stock Exchange on February 13, 2012, and concurrently de-listed its shares from the TSX-V. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec, and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Property and the Company held the remaining 51% interest.  As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Property, together with VHV’s cash assets, VHV shareholders received one Common Share of the Corporation and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.  The acquisition consolidates Levon’s ownership of the Cordero Property to 100% through their wholly owned Mexico subsidiary company Minera Titan.   Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero exploration program.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

BUSINESS DESCRIPTION (Continued)

The Company has a wholly-owned subsidiary named Valley High Ventures Ltd. incorporated under the laws of British Columbia, Canada, and three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd. Turney Assets Limited. and Citrine Investment Holdings Ltd.

DECEMBER 31 2012 - THIRD QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

•
On May 15, Levon welcomed Mr. Carlos H. Fernandez Mazzi to its Board of Directors.  Mr. Fernandez Mazzi is now also heading the Company’s new Project Development Committee.  Mr. Fernandez Mazzi brings considerable development experience to help the Cordero project towards pre-feasibility including work at the San Cristobal Project, the world’s third largest silver mine where he led the strategy, financing and development of the project.  Mr. Fernandez Mazzi earned the Dean's Award for outstanding student when he received his MBA with Honours from the University of Notre Dame and holds a BS in Engineering with High Honours from the University of Arkansas as well as an SEP from the Stanford Graduate School of Business.

•
Cordero Phase 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete an updated resource calculation. IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb.

•
On August 2, 2012, the Company filed the updated NI 43-101 compliant resource report on SEDAR for the Cordero Project in Chihuahua State, Mexico.  The resource update was completed by Independent Mineral Consultants (IMC) in collaboration with M3 Engineering and Technology (M3) of Tuscon, AZ.  IMC and M3 considered the first 43-101 compliant resource and assays from additional Phase 4 holes C11-161 to C12-233, which were  used by IMC to complete  the  updated resource calculation. IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million (M) ounces of silver (Ag), 37 thousand (K) ounces of gold (Au), 0.8 billion (B) pounds (lbs) of zinc (Zn) and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. The report was  is available for viewing at www.sedar.com or at www.levon.com.

•
The Cordero resource is open to expansion on strike and at depth.  Assays from a total of 113,000 m in 250 core drill holes completed to date have been forwarded to IMC to complete an in-house optimization study on the current resource and investigate an expanded open pit and open pit optimization alternatives to guide delineation drilling in the future.  The IMC analysis is underway currently.

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“Cordero”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico.  In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,000 hectares.

Levon exploration establishes the property covers two mineralized porphyry belts and a mineralized volcanic center staked 5 kilometers south of the main Cordero claim block.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

OVERALL PERFORMANCE (Continue)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continue)

The Company’s exploration has focused mainly within the Cordero Porphyry Belt in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three bulk tonnage Ag, Au, Zn,  Pb discoveries have been made and grid drilled in the central part of the Belt. The grid drilling confirms that the Pozo de Plata Diatreme, the Josefina Mine Zone and the Cordero Porphyry Zone discoveries merge into a single large scale bulk tonnage, open pit mineral deposit.  Initial outlying exploration drilling has also been completed in the Porfido Norte Belt 10 km to the north and the Perla Volcanic center 5 km to the south with some future follow up warranted based on mineralization of geologic significance encountered in the drilling

Levon has recently launched reconnaissance to identify areas and properties with large scale, near term discovery potential to identify additional key Levon assets in Mexico and Brazil.

A favorable PEA, announced January 30, 2012 was derived by considering the uppermost 30% portion of the first resource.   The PEA considers mining through the Stage 4 open pits    The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead.  Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne. The PEA projects a 5.5 year payback on the base case. Sensitivity analysis by M3 projects a 3.8 year payback on the more recent $30 silver price.

Phase 4 delineation grid drilling of the first resource continued during the resource calculation and PEA studies.  The Phase 4 drill program was designed to delineate the geometry, tenor, and geology of the first Cordero bulk tonnage silver, gold, zinc, and lead (Ag, Au, Zn, Pb) resource (news release of June 21, 2011) presenting opportunities to improve economics, supporting expanded facilities with higher throughput rates, lowering the capital and operating costs per tonne.

The first Cordero 43-101 compliant mineral resources of Jun 12, 2011 included early Phase 3 grid drilling results through hole C11-160 (160 total core holes) which was calculated by International Mining Consultants (“IMC”), Tucson, Arizona and published June 21, 2011.  An updated 43-101 compliant mineral resource was completed and results announced June 19, 2012.  Cordero Phase 4 drill results with completed assays from holes C11-161 to C12-233 were forwarded to IMC to complete the updated resource calculation. The drill results included 30 outlying exploration holes not associated with the resource.   IMC recalculated the Cordero resource on the basis of the latest drill results and released their results on June, 9, 2012 (news release of June 19, 2012).  IMC  reports an additional 33,380m of core drilling (41 holes) were modeled along with holes of the first resource that shows an increase in the Indicated Resource of 53 million ounces of silver, 37 thousand ounces of gold, 0.8 billion pounds of zinc and 0.4 billion (B) lbs of lead (Pb) with improved grades in Ag, Zn and Pb. Table 1 summarizes the current mineral resource compared to the June 2011 mineral resource at a $6.00/t NSR cutoff grade. Table 2 shows the current mineral resource at higher NSR cutoff grades. The NSR inputs and calculation method used for the current Mineral Resource is the same as used for the 2011 Mineral Resource estimate.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

Table 1: Cordero Mineral Resource - Comparison between the June 2011 Mineral Resource and the Current Mineral Resource Using a $6.00/t NSR Cutoff.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

The resource is tabulated wholly within a revised open pit geometry that measures 2,600 m on strike, 2,100 m wide and a maximum of 600 m deep. An inverse distance block model to the 6th power using 150m spherical search was developed from the 203 drill holes encompassing 97,769 m of core drilling. The resource remains largely open to expansion through step out delineation and infill drilling on strike and beneath the modeled open pit.

To complete the Phase 4 resource delineation program an expanded environmental permit  was issued by the Chihuahua permitting agency SEMARNAT on the basis of permitting studies and the application prepared by M3.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

OVERALL PERFORMANCE (Continued)

Future  Exploration

Phase 4 exploration drilling was a seamless continuation of the Phase 3 program with goals to 1) Complete delineation drilling of the first resource 2) Complete exploration drilling to make additional outlying discoveries that require grid drilling and 3) To further advance engineering studies on the first resource.  Phase 4 has 130,000 m core drilling planned.

Resource delineation drilling advanced, but the resource remains open to expansion.  Drilling has been discontinued to conserve funding in the current market conditions.

Phase 4 drilling initially tested outlying drill targets and encountered mineralization that warrant future exploration follow up.

Pre feasibility scale metallurgical testing designed by M3 is underway to better quantify the metallurgical characteristics of the Cordero resource contained  within the Stage 4 pits of the favorable PEA study.

Exploration Potential

Cordero geology, metal assemblages and scale of the porphyry controlled mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  We believe Cordero geology, mineralization and exploration results to date support this geologic analogy.  The initial Levon Cordero discovery was (hole C09-5) centered on a diatreme breccia directly analogous with the Penasquito open pit deposits and also Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8).  The discovery holes and subsequent exploration and grid drilling established that the discovery holes penetrated a single large scale bulk tonnage resource contained within portions of three intrusive centers of the Cordero Porphyry Belt.  The resource is largely open to expansion on strike and at depth, beneath the currently modeled Stage 8 open pit.

Potentially economic drill intercepts that require immediate offset drilling were not encountered in outlying exploration targets within the Cordero Porphyry Belt,  Porphido Norte Belt and the Perla volcanic center tested by initial Phase 4 drill holes.  The holes did cut mineralization locally that in the context of porphyry exploration guides warrants future exploration follow up.
For further details and maps of the Cordero project, please see our website: www.levon.com.

For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

 The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

 For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RESULTS OF OPERATIONS

Three months ended December 31, 2012 compared with the three months ended December 31, 2012

During the three months ended December 31, 2012, the Company’s net loss decreased by $9,824 from a net loss of $3,388,093 for the three months ended December 31 2011 to a net loss of $3,378,269 for the three months ended December 31, 2012.  The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

	2012	2011

Expenses
Consulting and management fees	$172,650	$115,580
Depreciation	4,307	1,951
Independent director fees	18,000	-
Exploration expenditures	832,690	2,180,495
Listing and filing fees	2,117	22,418
Office, occupancy and miscellaneous	11,122	22,494
Professional fees	108,707	76,074
Salaries and benefits	45,647	63,107
Shareholder relations and promotion	46,809	32,964
Share-based payments	71,803	355,920
Travel	56,219	32,776

Loss before other items	(1,370,071)	(2,903,779)

Other items
Unrealized foreign exchange loss	185,628	(235,757)
Interest income	121,470	291,260

Net Loss for Year	(1,062,973)	(2,848,276)

Other Comprehensive Loss
Unrealized loss on investments	(106)	(3,461)

Total Comprehensive Loss for Year	$(1,063,079)	$(2,851,737)

Consulting and management fees

Consulting fees of $172,650 include payments to the CEO and President of the Company as well as consultants providing investor relation services.  Consulting fees increased by $57,070 during the period from $115,580 for the three months ended December 31, 2011 to $172,650 during the three months ended December 31, 2012.  The increase is mostly attributed to a $50,000 bonus provided to the CEO and President during the period.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RESULTS OF OPERATIONS (continued)

Three months ended December 31, 2012 compared with the three months ended December 31, 2011 (continued)

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director, per year to four independent directors.  The annual directors’ fee will be retroactive to March 1, 2012 and the fees are payable quarterly in advance. The $78,000 director fee represents the accrued amount for the period.

Exploration expenditures

Exploration expenditures of $832,690 include $30,277 in drilling and exploration, $699,948 in geological and management services, $13,301 in assays and $89,164 in general supplies and services.  Exploration expenditures decreased by $1,347,805 during the three months from $2,180,495 during the three months ended December 31, 2011 to $832,690 during the three months ended December 31 2012.  Overall decrease is attributed to decreased exploration activities during the period.

Professional fees

Professional fees increased by $32,633 from $76,074  for the three months ended December 31, 2011 to $108,707 for the three months ended December 31, 2012. The balance of $108,707 is comprised of approximately $84,000 in audit fees and $25,000 in legal fees.

Share-based payments

Share-based payments decreased by $284,117 from $355,920 the three months ended December 31, 2011 to $71,803  for the three months ended December 31, 2012.  Prior period’s higher balance is attributed to a high black-scholes fair value recorded on vested stock options.

Unrealized foreign exchange gain

Unrealized foreign exchange gain increased by $421,385 from an unrealized foreign exchange loss of $235,757 during the three months ended December 31, 2011 to an unrealized foreign exchange gain of $185,628 during the three months ended December 31, 2012.  The increase in unrealized foreign exchange gain is mainly attributed to the strengthening of the USD on USD denominated term deposits held.

Interest income

Interest income decreased by $169,790 from $291,260 for the three months ended December 31, 2011 to $121,470 for the three months ended December 31, 2012.  The decrease in interest income is attributed to a larger cash balance as at December 31, 2011 compared to December 31, 2012.  As at December 31, 2011, the Company had a cash balance of $62,825,443 compared to a cash balance of $52,700,497 as at December 31, 2012.  The higher cash balance as at December 31, 2011 allowed for more interest to be earned.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RESULTS OF OPERATIONS (continued)

Nine months ended December 31, 2012 compared with the nine months ended December 31, 2011

During the nine months ended December 31, 2012, the Company’s net loss decreased by $3,812,703  from a net loss of $10,116,363 for the nine months ended December 31, 2011 to a net loss of $6,303,660 for the nine months ended December 31 2012.  The overall decrease in the net loss as compared to the prior year was due to the factors discussed below:

	2012	2011

Expenses
Consulting and management fees	$516,750	$1,088,176
Depreciation	29,234	5,853
Independent director fees	78,000	-
Exploration expenditures	4,039,180	7,841,244
Listing and filing fees	55,962	97,897
Office, occupancy and miscellaneous	112,161	115,683
Professional fees	67,857	225,191
Salaries and benefits	169,544	179,815
Shareholder relations and promotion	151,536	117,337
Share-based payments	1,200,522	503,945
Travel	226,470	155,274

Loss before other items	(6,647,216)	(10,330,415)

Other items
Foreign exchange loss	(5,771)	(298,169)
Interest income	349,327	512,221

Net Loss for Year	(6,303,660)	(10,116,363)

Other Comprehensive Loss
Unrealized loss on investments	(3,182)	(15,617)

Total Comprehensive Loss for Year	$(6,306,842)	$(10,131,980)

Consulting and management fees

Consulting fees of $516,750 include payments to the CEO and President of the Company as well as consultants providing investor relation services.  Consulting fees decreased by $571,426 during the period from $1,088,176 for the nine months ended December 31, 2011 to $516,750 during the nine months ended December 31, 2012.  The decrease is mostly attributed to a $500,000 bonus provided to the CEO and President during the nine months ended December 31, 2011.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RESULTS OF OPERATIONS (continued)

Nine months ended December 31, 2012 compared with the nine months ended December 31, 2011 (continued)

Independent director fees

In October 2012, the Board of directors approved the payment of an annual directors’ fee of $18,000 per director, per year to independent directors.  The annual directors’ fee will be retroactive to Mach 1, 2012 and the fees are payable quarterly in advance. The $78,000 director fee represents the accrued amount for the period.

Exploration expenditures

Exploration expenditures of $4,039,180 include $1,093,966 in drilling and exploration, $2,581,796 in geological and management services, $238,125 in assays and $125,293  in general supplies and services.  Exploration expenditures decreased by $3,802,064 during the nine months from $7,841,244 during the nine months ended December 31, 2011 to $4,039,180 during the nine months ended December 31, 2012.  Overall decrease is attributed to decreased exploration activities during the period.

Professional fees

Professional fees decreased by $157,334 from $225,191 for the nine months ended December 31, 2011 to $67,857 for the nine months ended December 31, 2012. The lower balance for the nine months ended December 31, 2012 is attributed to a reversal of accruals previously recorded.

Share-based payments

Share-based payments increased by $696,577 from $503,945 for the nine months ended December 31, 2011 to $1,200,522  for the nine months ended December 31, 2012.  Prior period’s higher balance is attributed to a high black-scholes fair value recorded on vested stock options.

Unrealized foreign exchange gain

Unrealized foreign exchange loss decreased by $292,398 from an unrealized  foreign exchange loss of $298,169 during the nine months ended December 31, 2011 to an unrealized foreign exchange loss of $5,771 during the nine months ended December 31, 2012.  The decrease in unrealized foreign exchange loss is mainly attributed to the strengthening of the USD on USD denominated term deposits held.  As many of the transactions with our Mexican subsidiary are denominated in USD, the Company had purchased USD denominated term deposits at a time when the USD was weak to mitigate foreign exchange risk exposure.  It should be noted that the foreign exchange loss recognized is of an unrealized nature and does not represent a true loss.

Interest income

Interest income decreased by $162,894 from $512,221 for the nine months ended December 31, 2011 to $349,327 for the nine months ended December 31, 2012.  The decrease in interest income is attributed to a larger cash balance as at December 31, 2011 compared to December 31, 2012.  As at December 31, 2011, the Company had a cash balance of $62,825,443 compared to a cash balance of $52,700,497 as at December 31, 2012.  The higher cash balance as at December 31, 2011 allowed for more interest to be earned.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

SUMMARY OF QUARTERLY RESULTS

Period ended	Dec 31 2012 Q3	Sep 30 2012 Q2	Jun 30 2012 Q1	Mar 31 2012 Q4	Dec 31 2011 Q3	Sept 30 2011 Q2	June 30 2011 Q1	Mar 31 2011 Q4
Loss before other items	(1,370,071)	(2,959,438)	(2,317,707)	(3,405,064)	(2,903,779)	(3,563,534)	(3,925,513)	(17,726,825)
Net Income (Loss)	(1,062,973)	(3,378,269)	(1,862,417)	(3,008,470)	(2,848,276)	(3,388,093)	(3,879,993)	(17,680,838)
Basic Loss per Share	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.02)	(0.15)

All of the information above is presented in accordance with IFRS.

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. In Q4 of 2011, the Company granted 8,265,000 stock options, representing the  largest tranche granted in the last 8 quarters, resulting in significant spikes in the loss before other items. In fiscal 2012 and 2013, the Company has expanded their operations and as a result has seen substantial increases in exploration and general and administrative costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares.  Currently the Company has sufficient capital to conduct further exploration on its existing properties. The condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern are dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at December 31, 2012 the Company had working capital $52,491,377 compared to working capital of $58,048,017 at March 31, 2012.

Year Ended	December 31, 2012	March 31, 2012
Working Capital	52,491,377	58,048,017
Deficit	68,033,436	62,899,323

The decrease in working capital from March 31, 2012 to December 31, 2012 is mainly attributed to cash used on operating activities of $5,367,402.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

CASH FLOW

	December 31, 2012	December 31, 2011

Cash used in operating activities	$(5,367,402)	$(11,037,619)
Cash used in investing activities	(11,848)	76,271
Cash provided by financing activities	27,758	51,936,034
Increase in cash and cash equivalents	$(5,351,492)	$40,974,686
Cash balance, beginning of the year	58,051,989	19,850,757
Cash balance, end of the year	$52,700,497	$60,825,443

Operating Activities:

Cash used in operating activities for the nine months ended December 31, 2012 was $5,367,402 compared to $11,037,619 for the nine months ended December 31, 2011.  The decrease in cash used in operating activities of $5,670,217 is mainly attributed to an overall decrease in consulting fees of $571,426 and a decrease in exploration expenditures of $3,802,064 during the nine months ended December 31, 2012.

Investing Activities:

Cash used in investing activities for the nine  months ended December 31, 2012 was $11,848 compared to $76,271 for the nine months ended December 31, 2011.  Cash used of $11,848 during the nine months ended December 31, 2012 relates entirely to the acquisition of equipment.

Financing Activities:

Cash provided in financing activities for the nine months ended December 31 2012 was $27,758 compared to $51,936,034 for the nine months ended December 31, 2011.  Cash provided in financing activities for the nine months ended December 31, 2011 includes the issuance of 20,600,000 common shares at a price of $1.95 for net proceeds of $37,795,464, and the exercise of stock options, warrants and broker warrants for $14,140,570.  Cash provided in financing activities for the nine months ended December 31, 2012 relates entirely on the exercise of stock options.

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2012:

(a)
$261,492 (2011 - $413,147) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$Nil (2011 - $10,000) was paid for consulting fees to a private company controlled by a former officer of the Company.

(c)	$78,000 (2011 - $Nil) was paid for director fees during the period.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

Due from related parties consists of $5,564 (March 31, 2012 - $5,564) due from ABC Drilling (i)

Due to related parties consists of the following:

	December 31, 2012	March 31, 2012

Chevillon Exploration. (ii)	$3,250	$225,147
Coral Gold Resources Ltd. (iii)	13,708	27,926
Oniva (i)	14,039	66,646
Directors	15,500	-
	$46,497	$319,719

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accrued liabilities includes $2,495 in payroll liabilities deducted on director fees paid (March 31, 2012 - $Nil).

Related party transactions are measured at the estimated fair values of the services provided or goods received.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RELATED PARTY TRANSACTIONS (Continued)

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31 , 2011

Salaries and benefits	$61,968	-
Consulting and management fees (i)	509,567	1,152,457
Share-based payments (ii)	1,200,523	-
	$1,772,058	$1,152,457

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

(ii)	Share-based payments include the modification of the exercise price of stock options granted to certain officers and directors to $0.75. See note 12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Board of directors approved a quarterly bonus to the President and CEO of the Company for the 2013 calendar year.  The bonus is to be paid quarterly in advance at $50,000 per quarter on January 15, 2013, April 15, 2013, July 15, 2013 and October 15, 2013 respectively.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable, which are included in the statements of financial position;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

RISK FACTORS

In addition to the other information presented in this MD&A, the following should be considered carefully in evaluating the Company and its business.  This MD&A contains forward-looking statements that involve risk and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this MD&A.

We will be required to raise additional capital to mine our properties.  The Company is currently in the exploration stage of its properties.  If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production.  Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing an our financial condition.  There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

The commercial quantities of ore cannot be accurately predicted.  Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks.  The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business.  Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business.  Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

The Company’s properties are all at the exploration stage and have no proven reserves.  All of the Company’s properties are in the exploration stage only and are without a known body of ore.  If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful.  Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties.  Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production.  Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  The Company is an exploration stage company with no history of pre-tax profit and no income from its operations

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RISK FACTORS (Continued)

Competition for mineral land.  There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties

Competition for recruitment and retention of qualified personnel.  We complete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs.  The Company’s profitability is significantly affected by the costs and results of its exploration and development programs.  As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development, and strategic acquisitions.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold or silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits.  The operations of the Company require licenses and permits from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation.  Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation.  Any litigation could be costly and time consuming and could divert our management from our business operations.  In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RISK FACTORS (Continued)

Acquisitions.  The Company undertakes evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties.  In addition, the Company may need additional capital to finance an acquisition.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants.  However, the market prices for natural resources are highly speculative and volatile.  Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Conflict of interest.  Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interest in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Dependence on management.  We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding.  Due to our relatively small size, the loss of these persons of our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Uncertainty of continuity as a going concern.  The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  As a result, there is uncertainty about the Company’s ability to continue as a going concern.  The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume.  Although the Company’s common shares are listed on the TSX, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RISK FACTORS (Continued)

Market price is highly speculative.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the exploration, development and product ion of such properties.  If gold and silver prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company is subject to foreign currency fluctuations.  The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar.  The Company’s officers are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States.  The Company’s financial results are reported in Canadian Dollars.  Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or US Dollar will increase our costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Political or economic instability or unexpected regulatory change.  Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  Our mineral exploration activities could be adversely effected by:

•	political instability and violence;
•	war and civil disturbances;
•	expropriation or nationalization;
•	changing fiscal regimes;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	underdeveloped industrial and economic infrastructure;
•	changes in the regulatory environment governing mineral properties; and
•	unenforceability of contractual rights

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of amounts receivable, reclamation deposits, accounts payable and due from/to related parties.  The carrying amounts of amounts receivable (excluding IVA and HST), reclamation deposits, and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents comprise short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

FINANCIAL INSTRUMENTS AND RISKS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at December 31, 2012 in the amount of $52,700,497 (March 31, 2012 - $58,051,989) in order to meet short-term business requirements. At December 31, 2012, the Company had current liabilities of $313,087 (March 31, 2012 - $708,372). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, and  fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2012.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

New accounting standards effective April 1, 2013

IFRS 10  Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities – IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.  IFRS 10 and IFRS 12 are effective for annual periods beginning on or after April 1, 2013 with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its financial statements.

IFRS 11 Joint Arrangements – IFRS 11 provides guidance on accounting for joint arrangements.  IFRS 11 classifies joint arrangements as either joint operations or joint ventures depending on the rights and obligations of the parties involved.  An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses.  A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.  This standard is effective for annual periods beginning on or after April 1, 2013 with early adoption permitted.  The Company does not anticipate this amendment to have a significant impact on its financial statements.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The Company does not anticipate this amendment to have a significant impact on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset. The Company has not yet begun the process of assessing the impact this standard will have on its financial statements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 is effective for annual periods beginning on or after April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of December 31, 2012 and February 12, 2013:

Common Shares:  199,854,423 as of December 31, 2012 and 199,854,423 as of February 12, 2013

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Dec 31/12)	Number of Shares Remaining Subject to Options (Feb XX/13)
April 28, 2014	$0.25	325,000	325,000
January 28, 2015	$0.70	200,000	200,000
June 14, 2013	$0.85	100,000	100,000
June 14, 2013	$1.25	100,000	100,000
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,400,000	3,400,000
November 15, 2013	$0.75	500,000	500,000
March 25, 2016	$0.75	8,040,000	8,040,000
October 3, 2013	$0.75	200,000	200,000
October 3, 2016	$1.50	225,000	225,000
November 21, 2013	$1.50	250,000	250,000
May 15, 2017	$1.00	750,000	750,000
June 7, 2017	$1.00	100,000	100,000
November 26, 2015	$0.75	100,000	100,000
November 26, 2015	$1.00	200,000	200,000
November 26, 2015	$1.25	200,000	200,000
TOTAL:		15,090,000	15,090,000

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

COMMITMENT

The Company has entered into consulting agreements expiring in 2014.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	December 31, 2012	March 31, 2012

Not later than 1 year	$123,662	$129,765
Later than one year and no later than 5 years	510,515	1,005,161
	$634,117	$1,134,926

During the year ended March 31, 2012, the Company entered into a three year contract with a private company controlled by the CEO with a monthly payment of $25,000.

During the year ended March 31, 2012, the Company entered into a three year contract with a private company controlled by the VP Exploration with a monthly payment of $15,000.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.  Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the  consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting and has concluded that internal controls over financial reporting were effective as at December 31, 2012.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of February 12, 2013.  Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

LEVON RESOURCES LTD.